EXHIBIT 99.1

Petroleum Development Corporation

Tom Carpenter Employment Agreement Stock Option Plan

[from letter offer of employment, dated November 20, 1997]

Stock Option Plans - As an inducement for you to consider joining us, and for protection against another change of control situation we will grant you options to purchase 20,000 shares of PDC common stock, with an option price equal to the price of the stock on the date of your acceptance of our employment offer. The options will have a term of 10 years, and will vest 1/2 after 1 year of service, and 1/2 after 2 years of service. If you leave the company you will have 6 months to exercise any vested options, and in the event of a change of control of PDC during the first 24 months of your employment, all unvested options will vest immediately.